Exhibit 99.2

Press release

alstria exchanges shares at a rate of EUR 4.16

•	Shareholders receive one (1) share of alstria for every 8 dividend claims 2008
•	Shares offered at a discount of 23.57%
•	Optional acceptance period ends on June 24, 2009
•	In case of oversubscription of the offer, a pro rata allotment will be made

Hamburg, June 19, 2009 – alstria office REIT-AG (symbol: AOX, ISIN: DE000A0LD2U1), an internally managed Real Estate Investment Trust (REIT) focused solely on acquiring, owning and managing office real estate in Germany, is offering its shareholders to exchange treasury shares at a rate of EUR 4.16 against cash dividend claims 2008 of its shareholders. At a dividend claim of EUR 0.52 per share, one (1) share is equivalent to 8 dividend claims from alstria.

The exchange rate, has been approved by the management board today, and  reflects the arithmetic average of XETRA-trading closing prices as per June 16th, 17th, and 18th, 2009, less a discount of  23.57%. alstria’s shareholders have the option to inform their custodian bank that they wish to accept the offer until June 24, 2009. Shareholders of alstria office REIT-AG, who will opt for the offer, can download a sample copy of an acceptance letter for dispatch to their custodian bank at www.alstria.com. If you stay inactive or decide for the payment of the cash dividend, the payment will be made from June 29, 2009 onwards. Shareholders who decide for the optional offer will receive their dividend on July 06, 2009.

The offer is restricted to 1,340,134 treasury shares of alstria. No new shares will be issued for that purpose. In the case of an oversubscription, the allotment will be made pro rata and the remaining cash amount will be paid out as per July 06, 2009.

Notice to US shareholders:
The Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment. The offer is addressed solely to the shareholders of alstria office REIT-AG.

Information regarding the dividend payment of alstria on the internet
Please note that complete information on the dividend payout (sample copy acceptance letter, offer, dividend announcement, tax indications, etc.) is available for download at www.alstria.com (under ’Investor-Relations’ – ‘Annual General Meeting’).

About alstria:
alstria office REIT-AG is an internally managed Real Estate Investment Trust (REIT) focused solely on acquiring, owning and managing office real estate in Germany. alstria was founded in January 2006 and was converted into the first German REIT in October 2007. Its headquarters are in Hamburg.

alstria office REIT-AG owns a diversified portfolio of properties across attractive German office real estate markets. Its current portfolio comprises 89 properties with an aggregate lettable space of approx. 944,000 sqm and is valued at approximately EUR 1.8 bn.

The alstria office REIT-AG strategy is based on active asset and portfolio management as well as on establishing and maintaining good relationships with key customers and decision makers. alstria focuses on long-term real estate value creation.

For further information, please see:	www.alstria.com
http://alstria.blogspot.com

Contact alstria office REIT-AG:
André Bense
Manager PR | IR
Tel.: +49 - 40 - 226 341 329
Fax: +49 - 40 - 226 341 310
E-Mail: pr@alstria.de

Disclaimer:

This release constitutes neither an offer to sell nor a solicitation of an offer to buy any shares. As far as this press release contains forward-looking statements with respect to the business, financial condition and results of operations of alstria office REIT-AG (alstria), these statements are based on current expectations or beliefs of alstria's management. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or performance of the Company to differ materially from those reflected in such forward-looking statements. Apart from other factors not mentioned here, differences could occur as a result of changes in the overall economic situation and the competitive environment – especially in the core business segments and markets of alstria. Also, the development of the financial markets and changes in national as well as international provisions particularly in the field of tax legislation and financial reporting standards could have an effect. Terrorist attacks and their consequences could increase the likelihood and the extent of differences. alstria undertakes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.